Exhibit 99.1

Santiago, October 18, 2017

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial Institutions

Present

Ref: Material Event

Mr. Superintendent:

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in ordinary session yesterday, the Board of Banco Santander - Chile approved the following technological service contracts with the related company Isban:

1.	Contract for the technological services for Support Project N1 and N2 Corporate Payment System.
2.	Contract for the technological services for Records Project
3.	Contract for the technological services for Project for Passcord Reset for Intanet.
4.	Contract for the technological services for Project Handover Window Macro
5.	Contract for the technological services for Project for White List Maintenance and Customer Exception.
6.	Contract for the technological services for Project for New Functions to the Valuation System.
7.	Contract for the technological services for Mutual Funds Contract Maintenance.
8.	Contract for the technological services for Project for State Credit Guarantee (CAE)
9.	Contract for the technological services for Segregation of Funds Phase III.

With regard to these operations, the Directors of the Bank, Mr. Vittorio Corbo Lioi, Oscar Von Chrismar Carvajal, Roberto Méndez Torres , Orlando Poblete Iturrate, Lucía Santa Cruz Sutil, Juan Pedro Santa Maria Pérez, Roberto Zahler Mayanz, Ana Dorrego de Carlos, Andreu Plaza López and Raimundo Monge Zegers expressed the approval for the Bank contracting the financial services referred to, adjusting the operations approved in pricing, terms and conditions to those prevailing in the market, in accordance also with the favorable report of the Audit Committee of the Bank.

Sincerely,

Claudio Melandri Hinojosa

GENERAL MANAGER

C.c. Superintendencia de Valores y Seguros.